Mail Stop 3561

November 21, 2008

Randall D. Holmes
Ridgewood Electric Power Trust IV
Ridgewood Electric Power Trust V
1314 King Street
Wilmington, DE 19801

> Re: **Ridgewood Electric Power Trust IV**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 13, 2008**
> **File No. 000-25430**
>
> **Ridgewood Electric Power Trust V**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 13, 2008**
> **File No. 000-24143**

Dear Mr. Holmes:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Revised Preliminary Proxy Statement on Schedule 14A for Ridgewood Electric Power Trust IV

Background of and Reasons for the Transaction, page 17

1. We note your indication that you consulted with Ewing Bemiss on whether Indeck Maine would make a suitable candidate for a public offering of its equity on a stand-alone basis. Please revise to elaborate upon the basis of Ewing Bemiss' determination that there is no basis "on which Indeck Maine can forecast or demonstrate a strategy for, or a pattern of

sustainable growth, that the Managing Shareholder believes…would make it a suitable candidate for a public offering of its equity on a stand-alone basis."

Background of and Reasons for the Transaction, page 22

2. In the first full paragraph on page 22 you state that "both potential buyers improved their prices over the final bid submissions" and, "at that point, the prices were highly competitive with one another." Clarify whether at any point the competing bidder presented a higher offering price than Covanta and, if so, please identify the price and the competing bidder.

Fairness of the Transaction, pages 28-29

3. We note your response to comment 11 in our letter dated October 21, 2008 and your revised disclosure on page 28 regarding the instructions Ridgewood Maine gave to Ewing Bemiss. Please revise your disclosure to state, as you stated in your response letter, that Indeck Maine did not provide any instructions regarding the scope of the financial advisor's investigation.

4. Please provide independent supplemental materials, with appropriate markings and page references in your response, supporting the following statements you make on page 28:
   - "dramatic changes occurred both in the specific power markets and commodity markets…"
   - "Largely driven by declines in commodity gas forecasts, merchant retail power prices in the NEPOOL…declined from a 2009 projected rate of $75.43 per MWh to $56.84 per MWh…"
   - "RPS Attributes prices have experienced a similar downward trend, falling from $49.93 from management's projections to $32 in November," and
   - "Similar reductions in value can be seen throughout the comparable energy market."

5. We note your disclosure on page 29, which indicates that the Managing Shareholder did not consider asking for a fairness opinion from Ewing Bemiss regarding the proceeds of the Sale to shareholders of the Trusts "because, such an opinion would, among other things, require Ewing Bemiss to make numerous assumptions concerning the amount and timing of such payments…" Considering you provide estimated payments to the shareholders of the Trusts on page 36, please revise to explain why an opinion couldn't be rendered on those amounts notwithstanding the availability of these estimates and their underlying assumptions.

Recommendation of the Managing Shareholder, page 34

6. We note your response to comment 13 in our letter dated October 21, 2008 and your indication that there were no significant factors relating to the proposed sale that made the sale inadvisable. It appears, however, that at the very least the tax ramifications of the transaction might have been a negative factor, albeit one that might not have made the sale inadvisable. Please advise.

Revised Preliminary Proxy Statement on Schedule 14A for Ridgewood Electric Power Trust V

7. Please provide corresponding responses to the questions above and make conforming revisions to the proxy statement for Trust V, as applicable.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Frank E. Lawatch
        Day Pitney LLP
        Facsimile No. (212) 916-2940